

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 14, 2006

Mr. Joseph J. Kwederis
Chief Financial Officer, Pliant Corporation
1475 Woodfield Rd., Suite 700
Schaumburg, IL 60173

Re: **Pliant Corporation**
            Form 10-K for the fiscal year ended December 31, 2005
            Form 10-Q for the period ended March 31, 2006
            File No. 333-40067

Dear Mr. Kwederis:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, page 23
Recent Sales of Unregistered Securities

1. We note your reference to an independent appraisal received by your Board. We remind you that if you incorporate your exchange act filings into a registration statement, you would be required to identify all experts and include their consent or delete any reference to them. Refer to Section 436(b) of Regulation C.

Item 6. Selected Financial Data, page 24

2. We note your disclosure of Segment Profit. As outlined in our response to Question 21 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", we believe this is a non-GAAP measure. We also believe the measure you present does not comply with Item 10(e) of Regulation S-K and should be eliminated from future filings here and in annul and quarterly MD&A.

Item 7. MD&A
Critical Accounting Policies, page 30

3. Your disclosures under critical accounting policies are intended to provide an analysis and discussion of the significant estimates and assumptions you used to determine critical accounting estimates and, to the extent applicable, the potential impact of different estimates and assumptions. Please revise your disclosures in future filings to provide a more comprehensive discussion and analysis of your significant estimates and assumptions. For example, we believe your disclosures related to goodwill and other intangible assets should be revised to disclose and discuss each significant assumption you used to determine that they were not impaired and address and quantify the potential impact of different assumptions. We also believe your disclosures related to retirement plans should be revised to disclose and discuss each significant assumption you used to determine your obligations and expenses and address and quantify the potential impact of different assumptions.

Contractual Obligations, page 47

4. Revise your tabular presentation in future filings to include all contractual obligations that can or will require cash. In this regard, we believe your table should be revised to include fixed interest payments related to long-term debt, an estimate of variable interest payments related to long-term debt, redeemable securities at their redemption amounts, unfunded pensions obligations and any other long-term liabilities.

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-2

5. Request that your auditors revise their report in future filings to include a conformed signature as required by Rule 2-02(a) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, page F-7

6. We note your accounting policy and your disclosure that the criteria you identified
    generally occur at the time of shipment. Tell us, and revise your policy in future filings
    to clarify, when you recognize revenue other than upon shipment and demonstrate to us
    why that policy is appropriate.

Note 9 – Income Taxes, page F-23

7. We note your disclosures here and in critical accounting policies related to not recording
    tax benefits because their realization is not certain. We assume that deferred taxes assets
    are reduced by a valuation allowance if, based on the weight of available evidence, it is
    more likely than not (a likelihood of more than 50 percent) that some portion or all of the
    deferred tax assets will not be realized as required by paragraph 17(e) of SFAS 109.
    Please confirm that such an assessment would not change the valuation allowances you
    recorded at balance sheet date and revise your disclosures in future filings to clarify your
    policy and your compliance with SFAS 109.

Note 14 – Operating Segments, page F-34

8. We note that you presented four reportable segments at year end and subsequently
    presented three reportable segments in the current interim period. To help us better
    understand your current segment presentation, please provide us with a detailed
    explanation of how you determine your operating segments under SFAS 131, including if
    you aggregate operating segments. If applicable, demonstrate to us that for any operating
    segments you aggregate you comply with the provisions of SFAS 131 and EITF 04-10,
    including similar economic characteristics. In addition, please provide us copies of the
    internal reports used by your CODM before and after the change in your reportable
    segments.

Note 20. Other Income (Expense)

9. Please explain to us how you determined that your Alliant business was not required to
    be recorded as a discontinued operation.

Mr. Joseph Kwederis
Pliant Corporation
August 14, 2006
Page 4

Item 9A. Controls and Procedures, page 48

10. We note the following disclosure regarding your evaluation of your disclosure controls and procedures: "based on [your] evaluation, [your] principal executive officer and principal financial officer concluded that [your] disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be disclosed in [your] periodic reports." Please confirm, and revise future annual and quarterly filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, may state that your disclosure controls and procedures are effective without defining them. In addition, in light of your disclosures related to reasonable assurance, request that your officers revise their conclusions in future filings to clarify that your disclosure controls and procedures are effective at a reasonable assurance level.

Form 10-Q for the period ended March 31, 2006

Note 14 – Condensed Consolidating Financial Statements, page 20

11. Revise future filings to clarify that the guarantor subsidiaries are "100% owned" as noted in your annual financial statements and required by Rule 3-10 of Regulation S-X.

Results of Operations, page 30

12. We note your use of what appears to be a non-GAAP financial measure, "Operating income Revise future filings to adequately identify "reorganization costs" and don't combine them with restructuring costs or present subtotals excluding restructuring costs. Refer to SOP 90-7.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief